CM 8/9



BB 1/24

05043780

[TATES
[ANGE COMMISSION
[D].C. 20549

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[...]TED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 66519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Orr Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 South Stratford Road, Suite 402
(No. and Street)

Winston-Salem (City) NC (State) 27104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linwood P. Britton, III 336-722-7881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown, Jenkins & Company, PA
(Name – *if individual, state last, first, middle name*)

110 Oakwood Drive, Suite 550, Winston-Salem, NC 27103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 8/9/05

OATH OR AFFIRMATION

I, Linwood P. Britton, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Orr Group, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


OFFICIAL SEAL
Notary Public, North Carolina
COUNTY OF FORSYTH
MARY GRIGG
My Commission Expires 2/18/2010

2/17/10

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

☒ (p) Reconciliation of the computation of Net Capital under Rule 15c3-1 in the audit report with the broker's unaudited Focus, Part IIA.

The Orr Group, LLC

Supplemental Schedule
Reconciliation of Net Capital

December 31, 2004

Brown, Jenkins & Company, P.A.

Certified Public Accountants

B J
+ C

Kenneth B. Brown CMA, CPA
Charles S. Jenkins MBA, CPA
Rebecca A. Oneyear, CPA

Independent Auditor's Report on Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
The Orr Group, LLC
110 S. Stratford Road, Suite 402
Winston Salem, NC 27104

We have audited the statement of financial condition of The Orr Group, LLC as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the period from inception (September 1, 2004) to December 31, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The following schedule is being submitted as supplemental information to Schedule I – Computation of Net Capital.



Brown Jenkins & Co., P.A.
Winston Salem, North Carolina

February 23, 2005

Brown Jenkins & Company, P.A.
Certified Public Accountants & Financial Consultants

110 Oakwood Drive, Suite 550 • Winston-Salem, North Carolina 27103-1904 • (336) 761-0366 • Fax (336) 761-0368

Schedule I

The Orr Group, LLC

Reconciliation of the Computation of Net Capital to the Unaudited FOCUS, Part IIA
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2004

Net capital, as reported in Company's Part II (unaudited) FOCUS report	\$70,879
Audit adjustment to record business credit card liability outstanding - reduced members' equity	(11,363)
Net capital, as reported on Audited Finanical Statement Schedule I - Computation of Net Capital	\$59,516

See audited financial statement notes and accountants' report.

April 7, 2005


NASD
APR 21 2005

Mr. Linwood P. Britton, III, Managing Director
The Orr Group, LLC
110 South Stratford Road, Suite 402
Winston-Salem, North Carolina 27104

Dear Mr. Britton:

This acknowledges receipt of your 12/31/2004 annual audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 in the audit report with the broker's or dealer's corresponding unaudited most recent FOCUS, Part IIA . This reconciliation needs to be filed when material differences exist, if no material differences exist, a statement so indicating shall be filed pursuant to SEC Rule 17a-5, paragraph (d) (4).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of the item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 21, 2005. Questions may be addressed to undersigned at 404-239-6143.

Sincerely,

Dennis Taylor

Dennis Taylor
Special Investigator

Enclosures

Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA
30305-4808

tel 404 239 6100
fax 404 237 9290
www.nasd.com